EXHIBIT 99.1

Yamana Gold Announces the Completion of the Integration of the Agua Rica Project and the Alumbrera Plant and Related Infrastructure Creating a Significant and Well-Advanced Copper, Gold and Molybdenum Development Stage Project, Which Will be One of the Lowest Capital Intensity Projects Worldwide

TORONTO, Dec. 18, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: AUY) (“Yamana”) is pleased to announce the completion of the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure. Going forward, the integrated project will be known as the MARA Project.

The integration creates significant synergies by combining existing substantive infrastructure which was formerly used to process ore from the Alumbrera mine during its mine life, including processing facilities, a fully permitted tailings storage facility, pipeline, logistical installations, ancillary buildings, and other infrastructure, with the future open pit Agua Rica mine. Relatively modest modifications to the existing processing circuit will be implemented to process Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to port for commercialization. Distance between mine and plant is approximately 36 kilometres and ore will be transported to the plant by overland conveyor.

The result is a significantly de-risked project with a smaller environmental footprint and improved efficiencies, creating one of the lowest capital intensity projects in the world as measured by pound of copper produced and in-situ copper mineral reserves, with further potential for optimization and upside.

Yamana, as the sole owner of Agua Rica, and the partners of Alumbrera have created a new joint venture (“Joint Venture”) pursuant to which Yamana holds a controlling interest of 56.25%, Glencore International AG holds a 25.00% interest, and Newmont Corp. holds an 18.75% interest. Yamana will be the operator of the Joint Venture and will continue to lead the engagement with local, provincial, and national stakeholders, completion of the Feasibility Study and Environmental Impact Assessment for the MARA Project, and generally lead the project to development and operation. A technical committee has been formed and is comprised of representatives of the three companies to oversee these efforts.

“The integration effectively turns what was a greenfield project into a much lower risk brownfield project,” said Peter Marrone, Executive Chairman of Yamana. “Leveraging existing infrastructure enhances project economics, simplifies permitting, and reduces the project’s environmental footprint, thereby significantly enhancing the value of the project. With the MARA Project, the critical development components of plant and related infrastructure already exist, which improves the development risk profile and quality of the project. We are very pleased to have worked with our partners, Glencore and Newmont, on the integration, and we look forward to working with them on the development of the project.”

For more information about the MARA Project, please see Yamana’s press release announcing positive Pre-Feasibility Study results for the project issued July 19, 2019, available on the Company’s website at www.yamana.com.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Yamana Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to each company’s and the joint venture’s strategy, the production of a Feasibility Study, plans or future financial or operating performance of the Integrated Project, and anticipated benefits of the integration transaction. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management of each of the companies considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Integrated Project, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the joint venture’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in Yamana’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although all of the companies have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. None of the companies undertake any obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the joint venture’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the joint venture’s plans and objectives and may not be appropriate for other purposes.